DietBet

A WayBetter Company™

Hi <<First Name>>,

I promise this isn't like any other email you've gotten from us. I'm writing about investing in DietBet.

In the past, only wealthy investors and venture capitalists had the opportunity to buy stock in private companies like Google and Facebook before they went public. That just changed. As of June 19th, the JOBS Act allows anyone to invest in private companies. In light of this, we're considering filing with the SEC to let our customers buy shares in WayBetter, the parent company of DietBet.

We know a lot of DietBetters are fans of what we're doing and might like the idea of owning a stake in the company while we're still relatively small. The capital would be used to expand around the world and into new areas of behavioral health, like games to exercise more or quit smoking.

This isn't an offer to invest, and as of now you still can't buy shares. I'm writing today simply to ask you to help us decide if we should pursue this. If you think you might be interested, please click below.

Click here to indicate interest in investing in WayBetter

Of course, indicating interest in no way obligates you to any future action.

Thanks,

Jamie Rosen
Founder & CEO, DietBet

WayBetter is "testing the waters" to gauge market demand from potential investors. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer or sales of the securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required